SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                      --------------------------------
                                SCHEDULE TO
                               (Rule 14D-100)
         Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                   of the Securities Exchange Act of 1934
                      --------------------------------
                                 OEA, INC.
                     (Name of Subject Company (Issuer))

                               AUTOLIV, INC.
                     (Name of Filing Person (Offeror))

                  COMMON STOCK, $0.10 PAR VALUE PER SHARE
                       (Title of Class of Securities)

                                670826 10 6
                   (CUSIP Number of Class of Securities)

                              Jorgen Svensson
                      Vice President - Legal Affairs,
                       General Counsel and Secretary
                             World Trade Center
                           Klarabergsviadukten 70
                         S-107 24 Stockholm, Sweden
                              46(8) 587 20 600
                    (Name, Address and Telephone Number
                of Person Authorized to Receive Notices and
                Communications on behalf of Filing Persons)

                                  COPY TO:

                              Scott V. Simpson
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             One Canada Square
                        Canary Wharf, London E14 5DS
                             44 (20) 7519 7040


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]  third-party tender offer subject to Rule 14d-1.
      [ ]  issuer tender offer subject to Rule 13e-4.
      [ ]  going-private transaction subject to Rule 13e-3.
      [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



PRESS RELEASE



AUTOLIV BID TO BECOME GLOBAL LEADER IN AIRBAG INITIATORS

(STOCKHOLM, MARCH 13, 2000) - AUTOLIV INC. (NYSE: ALV AND SSE: ALIV) - THE WORLDWIDE LEADER IN AUTOMOTIVE SAFETY SYSTEMS - HAS REACHED AN AGREEMENT
TO ACQUIRE OEA, INC. AND WILL COMMENCE A TENDER OFFER FOR ALL SHARES OUTSTANDING FOR $10.00 PER SHARE OR A TOTAL OF $206 MILLION. OEA IS AUTOLIV'S MAIN EXTERNAL SUPPLIER OF INITIATORS FOR AIRBAG INFLATORS. LAST YEAR, OEA'S SALES AMOUNTED TO NEARLY $250 MILLION. THE BOARDS OF AUTOLIV AND OEA HAVE UNANIMOUSLY APPROVED THE TRANSACTION. THE OFFER IS SUBJECT TO CUSTOMARY REGULATORY APPROVALS AND THE ACCEPTANCE BY OWNERS REPRESENTING AT LEAST A MAJORITY OF THE SHARES OUTSTANDING IN OEA.

OEA is the world's second largest manufacturer of airbag initiators with production last year of 32 million such ignitors. In addition, OEA manufactures inflators for airbags and aerospace products.

"We expect to be able to create large synergies by integrating OEA with Autoliv. The acquisition should therefore have a marginally positive effect on this year's earnings for Autoliv and a more pronounced effect already next year", explained Autoliv's President and C.E.O. Lars Westerberg.

"At the same time, we will make Autoliv an even better supplier partner for our North American customers by adding expertise in airbag initiator technology to our own areas of competence. Although we have one company in Europe for airbag initiators, we have not had this specialized competence in-house in the U.S. where we produce most of our airbag inflators, all of which have at least one initiator. The planned acquisition would therefore be complementary".

"The initiator market is poised for rapid growth due to the introduction of smart airbags, which has already begun. These airbags will require at least two initiators each, instead of only one in existing systems. In addition, each seat belt pretensioner uses one initiator, which means that there will be as many as 15 initiators in a car in the future. Consequently, the initiator market should grow substantially faster than the airbag market. OEA is also a leader in Intelligent Firings Squibs (IFS), which is the next generation of initiators. By programming each initiator to react only to its specific code, all initiators in a vehicle can use a bus system, i.e.
the same harness circuit, which will reduce installation costs significantly for our customers."

"OEA also produces airbag inflators, a business it began in 1996, which has caused substantial pressure on profits. Autoliv has a successful inflator operation in the U.S. which we will utilize to turn OEA's inflator into a profitable business", said Autoliv's President and CEO Lars Westerberg.

The company also has an aerospace operation which specializes in life-saving, propellant-actuated devices for aircraft ejection systems. This represents less than 20% of sales.

OEA, with headquarters in Denver, Colorado, has 1,700 employees with operation in Colorado, Utah, California and France.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF THE COMPANY. AT THE TIME THE OFFER IS COMMENCED, AUTOLIV WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND OEA WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION
IS MADE WITH RESPECT TO THE OFFER. THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL STOCK HOLDERS OF OEA, AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER TO TRANSMITTAL AND THE OTHER OFFER DOCUMENTS FILED WITH THE COMMISSION) AND THE SOLICITATION/ RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE AT NO CHARGE AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV.


INQUIRES:

Lars Westerberg, President & CEO, Autoliv Inc., Tel +46 (8) 58 72 06 20 Tom Hartman, President Autoliv Inflators, Tel. +1 (801) 625-9564
Mats Odman, Dir. Corp. Comm., Tel +46 (8) 587 20 623 or +46 (708) 32 09 33
Barry Murphy, Director Investor Relations, Tel. +1 (248) 475-0409

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
Autoliv Inc.                                      Autoliv North America, Inc.
Klarabergsviadukten 70, Sec. E                    1320 Pacific Drive
P. O. Box 703 81, SE-107 24 Stockholm, Sweden     Auburn Hills, MI 48326-1569, USA
Tel +46 (8)58 72 06 00, Fax +46 (8) 411 70 25     Tel +1 (248) 475-0409, Fax +1 (248) 475-9838
e-mail: mats.odman@autoliv.com                    e-mail: barry_murphy@autolivasp.com
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